================================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              DATED AUGUST 6, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

                           ------------------------

                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


                           ------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       FORM 20-F  X          FORM 40-F
                                 ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       YES                   NO  X
                           ---                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


================================================================================

                          INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ASE TEST LIMITED


Dated: August 6, 2002                      By: /s/ Joseph Tung
                                               --------------------------------
                                                Name:  Joseph Tung
                                                Title: Director

                                     INDEX

1. ASE Test Limited appoints Richard C.Wei Chief Financial Officer

2. ASE Test Limited & Subsidiaries announces Unaudited Second-Quarter Results for the period ended June 30, 2002

                                                                          ITEM 1

ASE TEST LIMITED                                                  August 6, 2002
-------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                           ASE Test Limited Appoints
                     Richard C. Wei Chief Financial Officer

Taipei, Taiwan, August 6, 2002 -- ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of semiconductor test services, today announced two personnel changes in its finance department. Jeffrey Chen, the Company's chief financial officer, has taken the position of special assistant to the Chairman of the Advanced Semiconductor Eneginnering, Inc.--ASE Test's parent company. In his new role, Mr. Chen will facilitate the ASE Group Chairman's key objectives with the senior management team, especially as it relates to development of strategic business initiatives and implementation of corporate strategies.

With Jeffrey Chen's new role, the Company has appointed Richard Wei as its new chief financial officer. Mr. Wei was the chief financial officer of ISE Labs, a US-based subsidiary of ASE Test, as well as the head of ASE Test's investor relations.

ASE Test President, David Pan, remarked "Jeffrey has made tremendous contributions to ASE Test as its CFO; bringing ASE Test from a domestic player into an internationally recognized leader of its industry. As sorry as we are to see Jeffrey leave for a position within our parent company, I can think of no better replacement than Richard Wei. Richard has done an excellent job as ISE Lab's CFO, and, in that capacity, he has been working closely with Jeffrey to ensure that ASE Test was positioned strongly in the worldwide test and assembly industry."

Commenting on the appointment, Jeffrey Chen remarked, "Richard brings with him a wealth of industry and financial knowledge. His experience and industry insight will no doubt be invaluable for the Company's future growth. We have no doubt that as ASE Test's CFO he will utilize his talents to lead the Company forward."

Mr. Wei joined ASE Test in late 2000. Prior to joining the ASE Test, Mr. Wei was a research analyst with Morgan Stanley and Lehman Brothers covering the semiconductor industry. Mr. Wei earned his bachelor's degree from the Massachusetts Institute of Technology and MBA from Cornell University.

Contact:
Georgette Yeh
Tel: +886-2-8780 5489
e-mail: georgette_yeh@asek.asetwn.com.tw

                                                                         ITEM 2


ASE TEST LIMITED                                                  August 6, 2002
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

Contact:
Richard C. Wei, Chief Financial Officer
Tel.       (US) 1-510-687-2531                        email: rwei@iselabs.com
           (Taiwan) 886-936-168-808
--------------------------------------------------------------------------------

 ASE Test Limited & Subsidiaries Announce Unaudited Second-Quarter Results for
                        the Period Ended June 30, 2002

Taipei, Taiwan, August 6, 2002 -- ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of semiconductor test services, today announced a second-quarter fully diluted loss (US GAAP) of $0.09 per share, an improvement from losses of $0.47 per share in the year-ago period and $0.14 per share in the first quarter of 2002. Under Taiwan GAAP, ASE Test reported a fully diluted second-quarter loss of $0.10 per share, a reduction from losses of $0.20 per share in 2Q01 and $0.15 per share in 1Q02. The second-quarter net loss amounted to $8.4 million under US GAAP and $9.7 million under Taiwan GAAP.

2Q02 Results:
Revenues
--------
Net revenues in the quarter totaled $77.7 million, up 15% from the second quarter of 2001 and up 13% sequentially. Test revenues accounted for 67% of total revenues during the quarter; assembly revenues made up the remaining 33%.

Test revenues, at $52.2 million, inched up 1% year-over-year and grew 6% sequentially (see table below). Compared with 1Q02, volume (in units of time) in the test business grew by low-teens percentage in 2Q02 and average selling price (ASP) per unit of time fell by mid-single digit percentage.

----------------------------------------------------------------------
Test Revenue Breakdown       Sequential Revenue        Percent of Test
                                  Change                    Revenues
----------------------------------------------------------------------
Final Test--Logic                            7%                    77%
----------------------------------------------------------------------
Engineering                                 -5%                    11%
----------------------------------------------------------------------
Wafer Sort & Other                          -4%                     8%
----------------------------------------------------------------------
Hardware                                     2%                     2%
----------------------------------------------------------------------
Final Test--Memory                          70%                     2%
----------------------------------------------------------------------
Total Test                                   6%                   100%
----------------------------------------------------------------------

Assembly revenues, at $25.5 million, increased 61% year-over-year and grew 31% sequentially (see table below). The sequential improvement represented the fourth consecutive quarter of growth in the Company's assembly revenues. The growth was driven by a 35% increase in total pin count and offset by a 2% decline in average revenue per pin. By package type, most of the volume increase took place in TQFP and LQFP packages.

-----------------------------------------------------------------------------
Assembly Revenue Breakdown       Sequential Revenue       Percent of Assembly
                                       Change                   Revenues
-----------------------------------------------------------------------------
TQFP/LQFP                                       79%                       25%
------------------------------------------------------- ---------------------
BGA                                             30%                       23%
------------------------------------------------------- ---------------------
PDIP                                            29%                       21%
------------------------------------------------------- ---------------------
QFP/MQFP/PQFP                                   14%                       19%
------------------------------------------------------- ---------------------
PLCC                                             4%                        9%
------------------------------------------------------- ---------------------
SOP/SOJ/SSOP&TSOP/Other                         -2%                        3%
------------------------------------------------------- ---------------------
Total Assembly                                  31%                      100%
------------------------------------------------------- ---------------------

The Company's top customers in the second quarter included Agilent Technologies, Altera, ATI Technologies, Atmel, DSP Group, ESS Technology, Genesis Microchip, GlobespanVirata, Legerity, LSI Logic, Marvell Technology, NVidia, Oak Technology, Silicon Integrated Systems, and VIA Technologies. Revenues from the Company's top five customers accounted for 33% of total revenues in 2Q02, and one customer accounted for over 10% of revenues.

The following is the Company's end market exposure:

--------------------------------------------------------------------------------
                                3Q01         4Q01         1Q02         2Q02
--------------------------------------------------------------------------------
Consumer & Automotive            31%          33%          32%          28%
--------------------------------------------------------------------------------
Communications                   30%          29%          30%          33%
--------------------------------------------------------------------------------
Computers                        30%          29%          28%          30%
--------------------------------------------------------------------------------
Industrial                        7%           7%           4%           6%
--------------------------------------------------------------------------------
Other                             2%           2%           6%           3%
--------------------------------------------------------------------------------

Expenses
--------
Cost of revenues (COR) in 2Q02 totaled $70.9 million, up 12% from 2Q01 and up 7% from the 1Q02 level. The year-over-year increase was mainly attributed to higher raw material costs and depreciation expenses. Sequentially, an increase in raw material costs, as a result of the higher volume in the assembly business, accounted for a majority of the increase in COR. The depreciation component ($34 million) of COR represented 43.8% of revenues in 2Q02, compared with 48.0% of revenues in 2Q01 and 49.1% in 1Q02.

Overall gross margin in the quarter equaled 8.8%, an improvement from 6.0% in the year-ago quarter and 3.9% in 1Q02. By segment, gross margin for the test business was in the mid-single-digit range, compared with the high single digit area in 2Q01 and the low-single-digit range in 1Q02. For the assembly segment, gross margin expanded to the low-teens range, from the negative low single digit in 2Q01 and positive mid-single-digit in 1Q02.

Operating expenses (R&D and SG&A expenses) inched up 2% from the year-ago period and 2% sequentially. The year-over-year and sequential increases were attributed to higher R&D spending. Company-wide headcount at the end of 2Q02 increased by 8% from 1Q02, with most of the increase coming from the assembly operation.

As a percent of revenues, operating expenses fell to 19.6% in 2Q02 from 22.1% in the year-ago period and 21.8% in 1Q02. Operating margin, assisted by higher gross margin and lower operating expenses, improved from negative 16.0% in 2Q01 and negative 17.9% in 1Q02 to negative 10.7% in 2Q02.

Net non-operating expenses declined to $3.7 million in 2Q02, from non-operating expenses of $4.6 million in 2Q01 and $6.0 million in 1Q02. Investment losses, arising from the Company's equity ownership in affiliated companies, totaled $0.5 million in 2Q02, compared with $3.2 million in 2Q01 and $3.4 million in 1Q02.

Earnings
--------
Net loss under US GAAP was $8.4 million in 2Q02, an improvement from a net loss of $44.4 million in the year-ago period and a net loss of $13.9 million in 1Q02. The net loss under Taiwan GAAP, meanwhile, was $9.7 million, versus a net loss of $18.7 million in the year-ago period and a net loss of $15.1 million in 1Q02. In the Taiwan GAAP to US GAAP reconciliation, the Company recognized a negative adjustment of $1.5 million related to compensation and a positive adjustment of $2.9 million related to goodwill amortization.

Fully diluted EPS under US GAAP was a loss of $0.09, compared with a loss of $0.47 a year ago and a loss of $0.14 in the first quarter. Fully diluted EPS under Taiwan GAAP amounted to a loss of $0.10, an improvement from a loss of $0.20 in 2Q01 and a loss of $0.15 in 1Q02.

Gross cash earnings (US GAAP net income plus depreciation & amortization) in 2Q02 totaled $30 million, compared with negative $9 million in 2Q01 and $24 million in 1Q02. EBITDA in 2Q02 totaled $31 million ($0.31 per diluted share), compared with $28 million in the year-ago period and $28 million in 1Q02.

Balance Sheet
-------------
At the end of the quarter, the Company had $114 million in cash and $127 million in unused lines of credit. Total debt was $287 million and comprised of $75 million in short-term debt and $212 million in long-term debt and convertible bonds. The Company's current ratio at the end of 2Q02 was 1.36, and its debt-to-equity ratio was 0.47. Interest coverage was 7.8 times.

Capital Expenditures
--------------------
In Q2, the Company spent $30 million on fixed assets, with $20 million on test equipment, $10 million on assembly equipment, and a modest amount on buildings and other infrastructure projects. At the end of the quarter, the Company had 680 testers and 416 wirebonders installed.

Business Outlook:

"Our Q2 revenues exceeded our expectation and represented the third consecutive quarter of sequential growth since reaching a bottom in 3Q01," commented Dr. David Pan, President of the Company. "We saw a substantial increase in demand for packaging services in our Malaysian facility. Customer demand for our more advanced tester platforms continued to be strong during the quarter, and our test equipment utilization rate improved sequentially from approximately 50% in Q1 to the high 50% range in Q2. In Q3, we expect our utilization to top 60% and ASP decline to be in line with what we have observed in the first two quarters."

"Based on forecasts from our customers, we currently expect our Q3 revenues to see mid-single-digit percentage growth from Q2. We estimate our Q3 gross margin should improve to approximately 10% and our operating margin should see a corresponding improvement."

Non-Operating Items and US GAAP Adjustment
------------------------------------------
The Company believes that, although the semiconductor industry is projected to show only modest recovery in Q3, the improvement should nevertheless have a positive impact on the affiliated companies in which the Company holds equity interest. It therefore expects its investment loss in 3Q02 to improve modestly from the $0.5 million loss in 2Q02.

The Company will continue to amortize its goodwill assets under Taiwan GAAP reporting and expects to make a positive adjustment of approximately $2.9 million in its 3Q02 US GAAP adjustment. Additionally, the Company expects to accrue approximately $1.6 million in the compensation component of its US GAAP adjustment.

Capital Expenditures
--------------------
The Company is leaving its 2002 capital spending estimate unchanged at about $120 million. This level of spending will be adjusted based on actual business conditions.

                                ASE Test Limited
                       Consolidated Statements of Income
             (US$ thousands, except percentages and per share data)
                                  (unaudited)

                                                   Three Months Ended June 30,
                                                   ----------------------------
ROC GAAP:                                                 2001             2002
                                                   -----------      -----------
Net revenues ...................................   $    67,337      $    77,702
Cost of revenues ...............................        63,272           70,861
                                                   -----------      -----------
Gross profit ...................................         4,065            6,841
Operating expenses
   R&D .........................................         3,086            4,818
   SG&A ........................................        11,769           10,374
                                                   -----------      -----------
   Subtotal ....................................        14,855           15,192
                                                   -----------      -----------
Operating income ...............................       (10,790)          (8,351)

Non-operating expense (income)
   Interest revenues ...........................        (1,426)            (590)
   Interest expense ............................         4,751            3,938
   Others ......................................         1,260              372
                                                   -----------      -----------
   Subtotal ....................................         4,585            3,720
                                                   -----------      -----------
Income before tax and minority interest ........       (15,375)         (12,071)
Income tax expense (benefit) ...................         3,767           (2,371)
Minority interest ..............................           424                0
                                                   -----------      -----------
Net income (ROC GAAP) ..........................   $   (18,718)     $    (9,700)
                                                   ===========      ===========
Net income (US GAAP) ...........................   $   (44,441)     $    (8,433)
                                                   ===========      ===========

Fully diluted EPS (ROC GAAP) ...................   $     (0.20)     $     (0.10)
Fully diluted EPS (US GAAP) ....................   $     (0.47)     $     (0.09)

Margin Analysis:
Gross margin ...................................           6.0%             8.8%
Operating margin ...............................         -16.0%           -10.7%
Net margin (ROC AGAP) ..........................         -27.8%           -12.5%
Net margin (US GAAP) ...........................         -66.0%           -10.9%

Additional Data:
Testing revenue ................................   $    51,538      $    52,194
Assembly revenue ...............................        15,799           25,508

Net income before amortization expense (US GAAP)   $   (42,484)     $    (5,820)
EBITDA .........................................        28,185           30,652
Shares outstanding .............................    96,245,511       99,067,790
Shares used in fully diluted EPS calculation ...    94,328,147       98,777,648

                                                 For the Three     For the Three
                                                  Months Ended      Months Ended
                                                 March 31, 2002    June 30, 2002
                                                 --------------    -------------
ROC GAAP:
Net revenues ..................................    $     68,970     $    77,702
Cost of revenues ..............................          66,273          70,861
                                                   ------------     -----------
Gross profit ..................................           2,697           6,841
Operating expense
   R&D ........................................           3,964           4,818
   SG&A .......................................          11,102          10,374
   Subtotal ...................................          15,066          15,192
Operating income ..............................         (12,369)         (8,351)

Non-operating expense (income)
   Interest revenues ..........................            (651)           (590)
   Interest expense ...........................           4,400           3,938
   Others .....................................           2,215             372
   Subtotal ...................................           5,964           3,720
                                                   ------------     -----------
Income before tax and minority interest .......         (18,333)        (12,071)
Income tax expense ............................          (3,281)         (2,371)
Minority interest .............................               0               0
                                                   ------------     -----------
Net income (ROC GAAP) .........................    $    (15,052)    $    (9,700)
                                                   ============     ===========
Net income (U.S. GAAP) ........................    $    (13,882)    $    (8,433)
                                                   ============     ===========

Fully diluted EPS (ROC GAAP) ..................    $      (0.15)    $     (0.10)
Fully diluted EPS (US GAAP) ...................    $      (0.14)    $     (0.09)

Margin Analysis:
Gross margin ..................................             3.9%            8.8%
Operating margin ..............................          -17.9%          -10.7%
Net margin (ROC GAAP) .........................          -21.8%          -12.5%
Net margin (US GAAP) ..........................          -20.1%          -10.9%

Additional Data:
Testing revenue ...............................    $     49,467     $    52,194
Assembly revenue ..............................          19,503          25,508

Net income before amortization expense (US GAAP)   $    (11,269)    $    (5,820)
EBITDA ........................................          27,588          30,652
Shares outstanding ............................      98,314,357      99,067,790

                                ASE Test Limited
                           Consolidated Balance Sheet
                              As of June 30, 2002
                                (US$ thousands)
                                  (unaudited)

Cash and cash equivalents               $113,782    Short-term borrowings                       $14,151
Accounts receivable                       49,495    Accounts payable                             19,483
Inventories                               15,308    Payable for fixed assets                     34,568
Other current assets                      23,402    Current portion of LT debt                   61,122
                                        --------    Other current liabilities                    19,070
Total current assets                     201,987                                                -------
                                                    Total current liabilities                   148,394

                                                    Long-term debt                               19,496
Long-term investments                     93,565    Convertible bonds                           192,784
Net fixed assets                         580,868    Other liabilities                             2,788
Goodwill                                  77,601                                               --------
Other assets                              17,705    Total liabilities                           363,462
                                        --------    Shareholders' equity                        608,264
Total assets                            $971,726                                               --------
                                        ========    Total liabilities & shareholders' equity   $971,726
                                                                                               ========


ASE Test Limited is the world's largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2002.


8